SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quest Resource Holding Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

74836W 104

(CUSIP Number)

Jeffrey D. Forte

6175 Main Street, Suite 420

Frisco, Texas 75034

(972) 464-0004

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

September 24, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74836W 104	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeffrey D. Forte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,817,634(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,817,634(1)(2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,817,634(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.48%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)	Includes 37,500 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.
(2)	2,000,000 of the shares of Common Stock held by the Reporting Person are subject to an option to purchase pursuant to a private transaction with a non-affiliated third party.
(3)	Based on 111,657,804 shares of Common Stock outstanding on April 20, 2015, plus 37,500 shares of Common Stock issuable to the Reporting Person upon the exercise of stock options, which are vested and exercisable within the next 60 days.

CUSIP No. 74836W 104	Page 3 of 6

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2013 (the “Schedule 13D”) relating to the shares of common stock, $0.001 par value per share (“Common Stock”), of Quest Resource Holding Corporation, a Nevada corporation formerly known as Infinity Resources Holdings Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 6175 Main Street, Suite 420, Frisco, Texas 75034. Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a)    This Amendment No. 1 to Schedule 13D is being filed by Jeffrey D. Forte (the “Reporting Person”).

(b)    The business address of the Reporting Person is 6175 Main Street, Suite 420, Frisco, Texas 75034.

(c)    The Reporting Person is a director of the Issuer. The address of the Issuer is 6175 Main Street, Suite 420, Frisco, Texas 75034.

(d)    During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received 4,819 shares (the “YouChange Shares”) of Common Stock as consideration for shares of common stock of YouChange, Inc., an Arizona corporation (“YouChange”), pursuant to an Agreement and Plan of Merger, dated March 15, 2010 (the “Merger Agreement”), by and among the Issuer (formerly known as BlueStar Financial Group, Inc.), BlueStar Acquisition Corporation, a wholly owned subsidiary of the Issuer, and YouChange. The Merger Agreement was filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2010 on a Current Report on Form 8-K. The transactions contemplated by the Merger Agreement closed on March 30, 2010.

The Reporting Person received 10,000,000 shares (the “Quest Shares”) of Common Stock and a 7% convertible secured promissory note due July 16, 2016 in the principal amount of $11,000,000 (the “Note”) as partial consideration for 50% of the membership interests in Quest Resource Management Group, LLC, a Delaware limited liability company (“Quest”), pursuant to a Securities Purchase Agreement, dated July 16, 2013 (the “Agreement”), by and among the Issuer, Quest Resources Group, LLC, Brian Dick, and the Reporting Person. The Agreement was filed with the SEC on July 22, 2013 on a Current Report on Form 8-K. The transactions contemplated by the Agreement closed on July 16, 2013.

In connection with the closing of a public offering of the Issuer’s Common Stock, the Note was cancelled in consideration for a cash payment to the Reporting Person of $5,500,000 and the conversion of the remaining outstanding principal amount and any accrued but unpaid interest under the Note into 2,775,315 shares (the “Conversion Shares”) of the Issuer’s Common Stock at the conversion price of $2.00 per share. A press release announcing the closing of the public offering was filed with the SEC on September 24, 2014 on a Current Report on Form 8-K.

CUSIP No. 74836W 104	Page 4 of 6

Item 4.	Purpose of the Transaction

The Reporting Person received the YouChange Shares in consideration for his ownership interest in YouChange under the terms and conditions of the Merger Agreement.

The Reporting Person received the Quest Shares and the Note in consideration for his ownership interest in Quest under the terms and conditions of the Agreement.

The Reporting Person received the Conversion Shares upon conversion of the Note.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)    Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    The Reporting Person beneficially owns 12,817,634 shares of Common Stock, which represent approximately 11.48% of the outstanding shares of Common Stock.

(b)    The Reporting Person has the sole power to vote and sole power to dispose of 12,817,634 shares of Common Stock, which represent approximately 11.48% of the outstanding shares of Common Stock.

(c)    No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

CUSIP No. 74836W 104	Page 5 of 6

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Reference is also made to the Stockholders Voting Agreement, dated as of July 16, 2013, by and among the Issuer; Mitchell A. Saltz and Colton R. Melby; and Brian Dick and the Reporting Person, which was filed as Exhibit 10.10 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 22, 2013.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. 74836W 104	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 20, 2015

/s/ Jeffrey D. Forte
Jeffrey D. Forte